UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2025.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

For Immediate Release SQM REPORTS EARNINGS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2025

Highlights
•SQM reported total revenues for the twelve months ended December 31, 2025 of US$4,576.2 million compared to total revenues of US$4,528.8 million for the same period last year.
•Net income for the twelve months ended December 31, 2025 of US$588.1 million or US$2.06 per share, compared to net loss of US$(404.4) million or US$(1.42) per share for the same period last year.
•In lithium: Record quarterly sales volumes amidst strong market demand
•Strong price environment in iodine

SQM will hold a conference call to discuss these results on Monday, March 2, 2026 at 10:00am EST (12:00pm Chile time).
Participant Call link: https://register-conf.media-server.com/register/BI256bddfcaae643f591a9cfc6b2a449d6
Webcast: https://edge.media-server.com/mmc/p/f6nxktxe
Santiago, Chile - February 27, 2026 - Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today net income for the twelve months ended December 31, 2025, of US$588.1 million or US$2.06 per share, compared to a loss of US$(404.4) million or US$(1.42) per share reported for the same period last year.
Gross profit(1) reached US$1,352.6 million (29.6% of revenues) for the twelve months ended December 31, 2025, higher than US$1,327.1 million (29.3% of revenues) recorded for the twelve months ended December 31, 2024. Revenues totaled US$4,576.2 million for the twelve months ended December 31, 2025, representing an increase of 1.0% compared to US$4,528.8 million reported for the twelve months ended December 31, 2024.
The Company also announced net income for the fourth quarter of 2025 of US$183.8 million or US$0.64 per share, an increase of 53.0% compared to US$120.1 million or US$0.42 per share for the fourth quarter of 2024. Gross profit for the fourth quarter of 2025 reached US$448.5 million, 52.7% higher than the US$293.8 million reported for the fourth quarter of 2024. Revenues totaled US$1,323.9 million for the fourth quarter of 2025, an increase of 23.3% compared to US$1,073.8 million for the fourth quarter of 2024.
SQM’s Chief Executive Officer, Ricardo Ramos, stated, “Our fourth quarter 2025 results reflected record-high sales volumes across both of our lithium businesses: Nova Andino Litio (formerly SQM Salar) and our International Lithium Division. In November 2025, we began to see early signs of an improved supply-demand balance, driven by stronger-than-expected demand from energy storage systems (ESS), as well as certain supply disruptions. This led to a tighter market environment and a shift in pricing trends. We continue to observe solid demand fundamentals, and we estimate that the lithium market could grow by approximately 25% this year, led by electric vehicles (EVs) and ESS.”

Mr. Ramos continued: At Nova Andino Litio, we are operating at full capacity to meet our customer commitments while continuing to advance our expansion plans in the Salar de Atacama. In parallel, we are increasing refinery of lithium carbonate from lithium sulfate in China through tolling agreements.”

He added: “In Australia, we are also operating at full capacity in the production of spodumene concentrate. In January of this year, we celebrated our first shipment of lithium hydroxide produced in Australia at the Kwinana refinery. Notably, lithium hydroxide from Kwinana refinery has been certified under the International Lithium Association’s Life Cycle Assessment framework, demonstrating a 37% lower emissions footprint compared to traditional hard-rock production refined in China.”

Mr Ramos continued : “Our Iodine and Plant Nutrition division delivered solid performance, particularly in iodine, which contributed approximately 42% of SQM’s total gross profit. By year-end, we observed record iodine prices amid tight supply conditions and strong demand, particularly from the X-ray contrast media market. In the fertilizer business, we observed healthy demand and stable prices across our key markets.”

SQM S.A. 4Q2025 Earnings release	1

He added: “We remain strongly committed to delivering high-quality products on time to our customers, reinforcing SQM’s reputation as a reliable partner with a long-term track record. We are preparing to increase production as our María Elena operations resume and as we move forward with the launch of our seawater pipeline project in TEA, which is going to enable us to unlock additional capacity while also supporting nearby communities, in line with our good-neighbor strategy.”

Sustainability

While each of our business lines continues to advance its respective sustainability initiatives, at the corporate level SQM further strengthened its ESG performance and external recognition during the year.

We are proud to report that SQM has been included in the S&P Global Sustainability Yearbook 2026.

In addition, during 2025, the Company achieved the following ratings:

•Dow Jones Sustainability Index (DJSI): 73 points
•MSCI: A rating
•FTSE Russell: 3.6 out of 5, with inclusion in the FTSE4Good Index
•EcoVadis: Silver Medal, 69 points

These results reflect our ongoing commitment to responsible operations, transparency, and continuous improvement across environmental, social, and governance practices.

Segment Analysis

Lithium and Derivatives
Revenues for lithium and derivatives totaled US$2,288.2 million during the twelve months ended December 31,2025, an increase of 2.1% compared to US$2,241.3 million recorded for the twelve months ended December 31, 2024.
Revenues for lithium and derivatives totaled US$736.5 million during the fourth quarter of 2025, an increase of 38.4% compared to US$532.0 million recorded for the fourth quarter of last year.
Gross profit(1) for the Lithium and Derivatives segment accounted for 45% of SQM’s consolidated gross profit for the twelve months ended December 31, 2025.
Lithium and Derivatives Sales Volumes and Revenues:

		12M2025	12M2024	2025/2024
Lithium and Derivatives Total Revenues	MUS$	2,288.2	2,241.3	47.0	2%

Nova Andino Litio		12M2025	12M2024	2025/2024
Lithium and Derivatives	Th. MT	233.1	204.9	28.2	14%
Lithium and Derivatives Revenues	MUS$	2,138.7	2,241.3	(102.6)	(5)%

International Lithium Division (**)		12M2025	12M2024	2025/2024
Spodumene Concentrate (SC6%)	Th. MT	156.4	-	-	—%
Lithium Hydroxide	Th. MT (LCE)*	1.6	-	-	—%
Lithium and Derivatives Revenues	MUS$	149.5	-	-	—%

SQM S.A. 4Q2025 Earnings release	2

		4Q2025	4Q2024	2025/2024
Lithium and Derivatives Total Revenues	MUS$	736.5	532.0	204.5	38%

Nova Andino Litio		4Q2025	4Q2024	2025/2024
Lithium and Derivatives	Th. MT	66.2	43.5	22.7	52%
Lithium and Derivatives Revenues	MUS$	661.1	532.0	129.1	24%

International Lithium Division (**)		4Q2025	4Q2024	2025/2024
Spodumene Concentrate (SC6%)	Th. MT	67.3	-	-	—%
Lithium Hydroxide	Th. MT (LCE)*	0.9	-	-	—%
Lithium and Derivatives Revenues	MUS$	75.4	-	-	—%
*LCE = Lithium Carbonate Equivalent
**Reflects SQM’s attributable portion only

•Nova Andino Litio (formerly Lithium Chile Division or SQM Salar):

We reported record-high sales volumes during the fourth quarter of 2025, reaching a historic level of over 66,000 metric tons — more than 50% higher compared to the same period last year. This performance reflects our sustained capacity expansion efforts over the years, not only across our Chilean operations but also through innovation in lithium production from lithium sulfate, which has enabled us to produce more lithium with less brine extraction.

As anticipated in the previous quarter, when we observed an inflection point in pricing, we closed 2025 in a stronger pricing environment. Our average realized sales price increased nearly 14% quarter-over-quarter, reaching almost US$10 per kilogram. We invoice based on the spot market price, exposing us to the market volatility. Given the strong demand growth we have seen over the past few months and the limited new supply, we expect that our realize price in the first quarter could be significantly higher than the price reported in the previous quarter.

At Nova Andino Litio, we expect sales volumes in 2026 to grow over 10% compared to 2025.

•International Lithium Division:

The Mt Holland mine and concentrator delivered strong operational performance, while the Kwinana refinery continues to progress through its ramp-up phase. In the meantime, excess spodumene concentrate has been sold directly into the market.

We observed a price inflection in spodumene concentrate beginning in early November 2025. As is typical in the lithium market, prices have remained volatile, although within a stronger overall pricing environment.

Looking ahead to 2026, we expect to maintain full production at the mine and concentrator, continue advancing the ramp-up of the Kwinana refinery, and further progress our exploration initiatives both in Australia and internationally.

Specialty Plant Nutrition (SPN)
Revenues from our Specialty Plant Nutrition business line for the twelve months ended December 31, 2025 totaled US$982.4 million, an increase of 4.3% when compared to US$941.9 million reported for the twelve months ended December 31, 2024.
Revenues from our Specialty Plant Nutrition business line for the fourth quarter of 2025 totaled US$250.0 million, an increase of 11.3% when compared to US$224.6 million reported for the fourth quarter of 2024.
Gross profit(1) for SPN segment accounted for 11% of SQM’s consolidated gross profit for the twelve months ended December 31, 2025.

SQM S.A. 4Q2025 Earnings release	3

Specialty Plant Nutrition Sales Volumes and Revenues:

		12M2025	12M2024	2025/2024
Specialty Plant Nutrition Total Volumes	Th. MT	1,012.9	982.9	30.0	3%
Sodium Nitrate	Th. MT	8.6	12.5	(3.9)	(31)%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	517.5	534.0	(16.5)	(3)%
Specialty Blends	Th. MT	301.6	276.7	24.8	9%
Other specialty plant nutrients (*)	Th. MT	185.3	159.7	25.6	16%
Specialty Plant Nutrition Revenues	MUS$	982.4	941.9	40.5	4%

		4Q2025	4Q2024	2025/2024
Specialty Plant Nutrition Total Volumes	Th. MT	253.2	237.5	15.7	7%
Sodium Nitrate	Th. MT	1.4	1.1	0.2	22%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	122.8	121.6	1.2	1%
Specialty Blends	Th. MT	74.8	71.8	3.0	4%
Other specialty plant nutrients (*)	Th. MT	54.3	43.1	11.2	26%
Specialty Plant Nutrition Revenues	MUS$	250.0	224.6	25.4	11%
*Includes trading of other specialty fertilizers.
In the fourth quarter, sales volumes from the Specialty Plant Nutrition business line increased by 7% YoY, driven by our focus on expanding Specialty blends and Others specialty plant nutrients business units which led segment growth throughout the year. In this context, we remain focused on strategically allocating our products to the most attractive markets such as the Americas and Europe.
For 2026, we expect overall sales volume growth of between 2-4% across the business line, within a stable pricing environment.

Iodine and Derivatives
Revenues from sales of iodine and derivatives during the twelve months of 2025 totaled US$1,042.8 million, an increase of 7.7% compared to US$968.3 million reported for the twelve months of 2024.

Revenues from sales of iodine and derivatives during the fourth quarter of 2025, totaled US$271.9 million, an increase of 20.6% compared to US$225.6 million reported for the fourth quarter of 2024.
Gross profit(1) for the Iodine and Derivatives segment accounted for 42% of SQM’s consolidated gross profit for the twelve months ended December 31, 2025.
Iodine and Derivative Sales Volumes and Revenues:

		12M2025	12M2024	2025/2024
Iodine and Derivatives	Th. MT	14.5	14.5	0.0	—%
Iodine and Derivatives Revenues	MUS$	1,042.8	968.3	74.5	8%

		4Q2025	4Q2024	2025/2024
Iodine and Derivatives	Th. MT	3.8	3.2	0.5	16%
Iodine and Derivatives Revenues	MUS$	271.9	225.6	46.4	21%
As anticipated, the Iodine and Derivatives business line delivered another strong quarter in both revenues and volumes. As expected, we closed the year with volumes broadly in line with the prior year. During the fourth quarter, we observed solid commercial activity amid a strong pricing environment, with iodine prices (excluding derivatives) exceeding US$73.5 per kilogram, representing a 1% increase quarter-on-quarter. Overall, the business line closed the year with an average price increase of 4% year-on-year.

SQM S.A. 4Q2025 Earnings release	4

For 2026, we estimate the iodine market to grow by approximately 3% compared to 2025, reaching around 40,000 metric tons. Our sales volumes are expected to remain flat or increase slightly year-on-year, subject to market conditions and any additional supply entering the market. As we prepare to inaugurate our seawater pipeline during the second quarter of this year, we will have the flexibility to deliver incremental production if market demand requires it.

Potassium
Potassium revenues for the twelve months ended December 31, 2025, totaled US$155.5 million, a decrease of 42.6% when compared to revenues reported during the twelve months ended December 31, 2024, which totaled US$270.8 million.
Potassium revenues for the fourth quarter of 2025 totaled US$38.8 million, a decrease of 41.1% compared to revenues reported during the fourth quarter of 2024, which totaled US$65.9 million.
Gross profit(1) for Potassium segment accounted for 1% of SQM’s consolidated gross profit for the twelve months ended December 31, 2025.
Potassium Sales Volumes and Revenues:

		12M2025	12M2024	2025/2024
Potassium	Th. MT	327.6	695.0	(367.4)	(53)%
Potassium Revenues	MUS$	155.5	270.8	(115.3)	(43)%

		4Q2025	4Q2024	2025/2024
Potassium	Th. MT	74.8	166.4	(91.6)	(55)%
Potassium Revenues	MUS$	38.8	65.9	(27.1)	(41)%
As anticipated last year, sales volumes in the Potassium business line declined by 53% in 2025 compared to 2024, in line with our guidance of an approximately 50% reduction in potash sales and production. This decrease was partially offset by higher sales prices, which increased by more than 30% year-on-year.
For 2026, we expect potash sales volumes to continue declining, while maintaining potassium sulfate trading activities within this business line. Overall, we expect total sales volumes to decrease approximately by 20% in 2026, with prices expected to follow prevailing market trends.

Industrial Chemicals
Industrial chemicals revenues for the twelve months ended December 31, 2025 reached US$75.4 million, a decrease of 3.5% compared to US$78.2 million recorded for the twelve months of 2024.
Industrial chemicals revenues for the fourth quarter of 2025 reached US$18.3 million, a 6.7% increase compared to US$17.2 million recorded for the fourth quarter of 2024.
Gross profit(1) for the Industrial Chemicals segment accounted for 2% of SQM’s consolidated gross profit for the twelve months ended December 31, 2025.
Industrial Chemicals Sales Volumes and Revenues:

		12M2025	12M2024	2025/2024
Industrial Nitrates	Th. MT	51.0	52.6	(1.6)	(3)%
Industrial Chemicals Revenues	MUS$	75.4	78.2	(2.8)	(4)%

		4Q2025	4Q2024	2025/2024
Industrial Nitrates	Th. MT	12.4	11.5	0.9	8%
Industrial Chemicals Revenues	MUS$	18.3	17.2	1.1	7%

SQM S.A. 4Q2025 Earnings release	5

In the fourth quarter of 2025, both sales volumes and revenues were higher compared to the same period of last year However, in the year overall, we observed a 3% decrease in volumes with a slight average price decrease. For the year 2026 we expect similar sales volumes as 2025 with stable prices.
Other Commodity Fertilizers & Other Income
Revenues from sales of other commodity fertilizers and other income reached US$31.9 million for the twelve months ended December 31, 2025, an increase compared to US$28.3 million for the twelve months ended December 31, 2024, due to positive market demand of the fertilizer industry market.
Financial Information
Cost of Sales
Cost of sales amounted to US$3,223.6 million for the twelve months ended December 31, 2025, an increase of 0.7% compared to US$3,201.7 million for the same period in 2024.
Administrative Expenses

Administrative expenses totaled US$195.6 million (4.3% of revenues) for the twelve months ended December 31, 2025, compared to US$186.0 million (4.1% of revenues) for the twelve months ended December 31, 2024.
Financial Indicators
Net Financial Expenses
Net financial expenses for the twelve months ended December 31, 2025 totaled US$107.0 million, compared to net financial expenses of US$93.9 million for the twelve months ended December 31, 2024.
Income Tax Expense
Income tax expense for the twelve months ended December 31, 2025, totaled US$320.1 million, compared to US$1,372.0 million for the same period in 2024.
Adjusted EBITDA(2)

Adjusted EBITDA for the twelve months ended December 31, 2025, reached US$1,579.6 million (Adjusted EBITDA margin of 34.5%), compared to US$1,483.6 million (Adjusted EBITDA margin of 32.8%) for the twelve months ended December 31, 2024.
Adjusted EBITDA for the fourth quarter of 2025 was US$508.0 million (Adjusted EBITDA margin of 38.4%), compared to US$328.1 million (Adjusted EBITDA margin of 30.6%) for the fourth quarter of 2024.
Notes:
(1) A significant portion of SQM’s cost of sales are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
(2) Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or

SQM S.A. 4Q2025 Earnings release	6

contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.
We believe that the presentation of the non-IFRS financial measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBITDA and adjusted EBITDA only supplementally.

EBITDA Reconciliation

	For the 4th quarter		For the twelve months ended December 31
(US$ millions)	2025	2024	2025	2024

Profit for the Period	232.9	122.6	640.6	(397.6)
(+) Depreciation and amortization expenses	114.8	88.0	422.6	342.4
(+) Finance costs	46.0	42.2	192.7	197.5
(+) Income tax expense	103.5	70.9	320.1	1,372.0
EBITDA	497.2	323.6	1,576.0	1,514.4
(-) Other income	6.8	5.4	12.5	32.2
(-) Other gains (losses)	(3.3)	—	(11.1)	(2.1)
(-) Share of Profit of associates and joint ventures accounted for using the equity method	0.8	1.7	6.7	11.0
(+) Other Expenses	(34.5)	(32.4)	(96.3)	(104.7)
(+) Impairment of financial assets and reversal of impairment losses	0.5	(2.5)	1.0	(0.6)
(-) Finance income	23.0	31.1	85.7	103.6
(-) Foreign currency translation differences	(4.0)	(7.6)	(2.1)	(8.6)
Adjusted EBITDA	508.0	328.0	1,579.6	1,483.5

SQM S.A. 4Q2025 Earnings release	7

Consolidated Statement of Financial Position

	As of Dec. 31	As of Dec. 31
(US$ millions)	2025	2024

Total Current Assets	5,780.4	5,578.3
Cash and cash equivalents	1,750.3	1,377.9
Other current financial assets	976.6	1,079.6
Accounts receivable (1)	685.9	634.8
Inventory	1,803.5	1,702.2
Others	564.1	783.8

Total Non-current Assets	8,724.5	5,917.1
Other non-current financial assets	76.2	60.7
Investments in related companies	631.2	585.8
Property, plant and equipment	4,839.5	4,433.6
Other Non-current Assets	3,177.5	837.0

Total Assets	14,504.8	11,495.5

Total Current Liabilities	1,768.8	2,218.8
Short-term debt	470.8	1,163.5
Others	1,298.1	1,055.3

Total Long-Term Liabilities	4,682.2	4,078.7
Long-term debt	4,220.6	3,600.6
Others	461.7	478.1

Shareholders’ Equity before Minority Interest	5,691.3	5,160.8

Minority Interest	2,362.6	37.2

Total Shareholders’ Equity	8,053.9	5,198.1

Total Liabilities & Shareholders’ Equity	14,505.0	11,495.6

Liquidity (2)	3.3	2.5
__________________________________________
(1)Accounts receivable + accounts receivable from related companies
(2)Current assets / current liabilities

SQM S.A. 4Q2025 Earnings release	8

Consolidated Statement of Income

	For the 4th quarter		For the twelve months ended December 31
(US$ millions)	2025	2024	2025	2024

Revenues	1,323.9	1,073.8	4,576.2	4,528.8

Lithium and Derivatives	736.5	532.0	2,288.2	2,241.3
Specialty Plant Nutrition (1)	250.0	224.6	982.4	941.9
Iodine and Derivatives	271.9	225.6	1,042.8	968.3
Potassium	38.8	65.9	155.5	270.8
Industrial Chemicals	18.3	17.2	75.4	78.2
Other Income	8.3	8.6	31.9	28.3

Cost of Sales	(875.3)	(780.0)	(3,223.6)	(3,201.7)

Gross Profit	448.5	293.8	1,352.6	1,327.1

Administrative Expenses	(55.4)	(53.8)	(195.6)	(186.0)
Financial Expenses	(46.0)	(42.2)	(192.7)	(197.5)
Financial Income	23.0	31.1	85.7	103.6
Exchange Difference	(4.0)	(7.6)	(2.1)	(8.6)
Other	(29.8)	(27.9)	(87.2)	(64.2)

Income Before Taxes	336.4	193.5	960.7	974.4

Income Tax	(103.5)	(70.9)	(320.1)	(1,372.0)

Net Income before minority interest	232.9	122.6	640.6	(397.6)

Minority Interest	(49.1)	(2.4)	(52.5)	(6.7)

Net Income	183.8	120.1	588.1	(404.4)
Net Income per Share (US$)	0.64	0.42	2.06	(1.42)
__________________________________________
(1)Includes other specialty fertilizers

SQM S.A. 4Q2025 Earnings release	9

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.
For further information, contact:
Gerardo Illanes / gerardo.illanes@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com
Megan Suitor / megan.suitor@sqm.com

For media inquiries, contact:
Nova Andino Litio: Ignacia Lopez / ignacia.lopez@sqm.com
International Lithium Division: Diana Wearing Smith / diana.wearingsmith@sqm.com
Iodine & Plant Nutrition Division: Carolina Guzman / carolina.guzman@sqm.com
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the completion and implementation of the proposed partnership with Codelco, the development of Salar Futuro Project, Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes and sales prices, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SQM S.A. 4Q2025 Earnings release	10

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: February 27, 2026	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO
Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.